Exhibit 99.1

# Ioneer Limited

ABN 76 098 564 606

# Half-Year Financial Report

For the six months ended
30 June 2026

ioneer Limited
Contents
30 June 2026
Directors’ report	3
Auditor’s independence declaration	7
Statement of profit or loss and other comprehensive income	8
Statement of financial position	9
Statement of changes in equity	10
Statement of cash flows	11
Notes to the financial statements	12
Directors’ declaration	21
Independent auditor’s report to the members of ioneer Limited	22

ioneer Limited
Directors’ report
30 June 2026
The directors present their report, together with the interim consolidated financial statements of Ioneer Ltd (‘Ioneer’ or the ‘Company’ and its subsidiaries (collectively the ‘Group’) for the six months ended 30 June 2026 and the Auditor’s Report thereon.
This financial report is presented for the six-month period from 1 January 2026 to 30 June 2026, with the comparative period being the six-month period from 1 July 2025 to 31 December 2025. The Group changed its financial year end from 30 June to 31 December to better align the accounting reporting period with its subsidiaries in the United States of America, where the bulk of the Group’s business operations are located.
Directors
The following persons were directors of the Company during the whole of the financial period and up to the date of this report, unless otherwise stated:

Mr. J.D. Calaway	Executive Chairman
Mr. B. Rowe	Managing Director
Mr. A. Davies	Non-executive Director
Ms. R. McKinney-James	Non-executive Director
Ms. M. Walker	Non-executive Director
Mr. T. Woodall	Non-executive Director

Principal activities
The principal activity of the Group continues to be the development of the Rhyolite Ridge Lithium-Boron Project (“Rhyolite Ridge” or the “Project”) in Nevada, United States of America.
Operating and financial review
The loss for the Group after providing for income tax for the six-month period ended 30 June 2026 amounted to $4,007,000 (six-month period ended 31 December 2025: loss of $4,070,000).
The operating and financial review forms part of the Directors’ Report and has been prepared in accordance with section 299A of the Corporations Act 2001 (Cth). The information provided aims to assist users to better understand the operations and financial position of the Group. To assist users, financial information included in this review contains non-IFRS financial information.

Summary of financial performance and position
	6 months ended 30 Jun 2026	6 months ended 31 Dec 2025	Change	Change
	$'000	$'000	$'000%

Operating cash flows	(3,687)	(3,069)	(618)	20%
Investing cash flows	(4,075)	(6,329)	2,254	(36%)
Financing cash flows	47,965	1,982	45,983	2,320%

Total change in cash in the financial period	40,203	(7,416)	47,619

	6 months ended 30 Jun 2026	6 months ended 31 Dec 2025	Change	Change
	$'000	$'000	$'000%

Cash and cash equivalents	58,840	17,863	40,977	229%
Capitalised exploration	5,728	5,850	(122)	(2%)
Net assets	276,687	230,219	46,468	20%
Net loss after tax	(4,007)	(4,070)	63	2%

ioneer Limited
Directors' report
30 June 2026
	30 Jun 2026	31 Dec 2025
Summary of mineral resources and ore reserves (1)	mt	mt

Mineral Resource:
Measured	158	158
Indicated	282	282
Inferred	108	108

Total Mineral Resource	548	548

Proved	92	92
Probable	174	174

Total Ore Reserve	266	266

(1)	Further detail on Mineral Resources and Ore Reserves can be found in the Group’s annual report for the six months ended 31 December 2025.

Highlights for the six months ended 30 June 2026
Corporate

●	Ioneer completed an equity raise for approximately US$50 million (A$72 million) with participation from new and existing shareholders, including high quality offshore and domestic institutions.
●	The Company signed non-binding Memorandums of Understanding to advance the development of Rhyolite Ridge.
●	Ioneer received a conditional award from the United States Army for a long-term land lease on the Tooele Army Depot for the purpose of establishing a critical mineral processing facility.
●	The Company continued to maintain compliance with terms of its closed loan facility with the U.S. Department of Energy.
●	The Company filed a Form F-3 shelf prospectus with the Security and Exchange Commission which gives Ioneer the ability to issue debt and equity securities in the United Statement in the future.
●	Ioneer continued ongoing engagement with the U.S. Government and potential strategic partners.

Environmental

●	The U.S. District Court for the District of Nevada upheld the federal permit for Rhyolite Ridge.
●
Ioneer completed the first phase of the multi-year Tiehm's buckwheat introduction program by transplanting 35 plants from its greenhouse to an approved introduction site after receiving all necessary approvals from the Bureau of Land Management ("BLM") and  U.S. Fish and Wildlife Service (“USFWS”).

●	Ioneer continued to maintain compliance with the issued U.S. Department of Interior Bureau of Land Management’s Record of Decision, State of Nevada Water Pollution Control and Class II Air Permits.

Engineering

●	Ioneer completed a pre-feasibility study for a battery-grade lithium carbonate circuit which has confirmed feasibility to produce battery-grade lithium carbonate at Rhyolite Ridge.
●	The Company commissioned a pre-feasibility study to evaluate the feasibility of building a plant to produce defense -grade boron carbide from boron produced at Rhyolite Ridge.
●	Ioneer issued the Technical Report under Subpart 1300 of the U.S. Securities and Exchange Regulations S-K, incorporating the materially improved project economics due to reduction in leach duration.
●	EcoPro completed its Lithium Clay Research & Development project - a final project report has been prepared, which includes a process flow sheet developed with commercially feasible operating costs.

Dividends
There were no dividends paid, recommended or declared during the current or previous financial period.
Environmental regulation
The Group holds exploration licences issued by the relevant government authorities which specify guidelines for environmental impacts in relation to exploration activities. The licence conditions provide for the full rehabilitation of the areas of exploration in accordance with regulatory guidelines and standards. There have been no known breaches of the licence conditions.

ioneer Limited
Directors' report
30 June 2026
In October 2024, the BLM issued a favourable Record of Decision (“ROD”), authorizing the Project’s Plan of Operations and completing the National Environmental Policy Act (“NEPA”) process. As part of the Final EIS, the USFWS also formally released the Endangered Species Act (“ESA”) Section 7 Biological Opinion, concluding ioneer’s Rhyolite Ridge Lithium-Boron Project will not jeopardize the ESA-listed Tiehm’s buckwheat or adversely modify its critical habitat. The issue of the ROD concludes the formal federal permitting process, which began in early 2020.
Soon after the issue of the ROD, three Non-Governmental Organisations - The Center for Biological Diversity, Great Basin Resource Watch and Western Shoshone Defense Project - (collectively, the “Plaintiffs”) filed a lawsuit in U.S. District Court for the District of Nevada (“U.S. District Court”) against the BLM decision. In November 2024, Ioneer filed a motion to intervene, which the court allowed in January 2025.
On 31 March 2026, the U.S. District Court issued its decision in the lawsuit, upholding the BLM decision to issue its favourable ROD. The Court found that the BLM and the USFWS complied with the ESA, Federal Land Policy and Management Act, and NEPA in their review and approval of the Project.
On 9 April 2026, the Plaintiffs filed a notice of appeal of the U.S. District Court’s decision to the United States Court of Appeals for the Ninth Circuit.
Ioneer is actively participating in the appeal of the U.S. District Court’s decision upholding BLM’s approval of the Project. The Plaintiffs have filed their initial brief. The Company remains confident in its legal position and expect to file its response brief in September 2026. The timing of the process is outside of the Company’s control; however, a decision is anticipated in mid-2027. The appeal is not expected to delay commencement of construction.
We plan to issue a 2026 Sustainability Report in the first half of 2027.
Likely developments and expected results of operations
Information on likely developments in the operations of the Company and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the Company.
Significant changes in the state of affairs
There were no significant changes in the state of affairs of the Company during the financial period.
Auditor
Ernst & Young continues in office in accordance with section 327 of the Corporations Act 2001.
Audit and non-audit services
The directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.
Auditor's independence declaration
A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors' report.
Matters subsequent to the end of the financial period
No matter or circumstance has arisen since 30 June 2026 that has significantly affected, or may significantly affect the Company's operations, the results of those operations, or the Company's state of affairs in future financial years.
Rounding of amounts
The amounts contained in the Directors' Report have been rounded to the nearest $1,000 (where rounding is applicable) where noted ($'000) under the option available to the Company as provided in ASIC Corporations (Rounding in Financial/Directors' Report) Instrument 2016/191. The Company is an entity to which this legislative instrument applies.

ioneer Limited
Directors' report
30 June 2026
This report is made in accordance with a resolution of directors, pursuant to section 298(2)(a) of the Corporations Act 2001.
On behalf of the directors

/s/ James D Calaway
James D Calaway
Executive Chairman

13 August 2026

ioneer Limited
Auditor's independence declaration
[intentionally omitted]

ioneer Limited
Statement of profit or loss and other comprehensive income
For the period ended 30 June 2026

		6 months	6 months
		ended	ended
	Note	30-Jun-2026	31-Dec-2025
		$'000	$'000
Revenue
Interest revenue calculated using the effective interest method	5	654	328

Expenses
Employee benefits expense	3	(2,287)	(2,721)
Other expenses	4	(2,346)	(1,645)
Finance costs	5	(28)	(32)

Loss before income tax expense		(4,007)	(4,070)

Income tax expense		-	-

Loss after income tax expense for the period attributable to the owners of ioneer Limited		(4,007)	(4,070)

Other comprehensive income

Items that may be reclassified subsequently to profit or loss
Foreign currency translation		786	207

Other comprehensive income for the period, net of tax		786	207

Total comprehensive income for the period attributable to the owners of ioneer Limited		(3,221)	(3,863)

	Cents	Cents

Basic earnings per share	(0.13)	(0.17)
Diluted earnings per share	(0.13)	(0.17)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes ioneer Limited
Statement of financial position
As at 30 June 2026

	Note	30-Jun-2026	31-Dec-2025
		$'000	$'000
Assets

Current assets
Cash and cash equivalents	6	58,840	17,863
Receivables	7	469	508
Total current assets		59,309	18,371

Non-current assets
Receivables		292	289
Property, plant and equipment	8	254	335
Right-of-use assets		230	266
Exploration and evaluation	9	214,737	209,009
Other	10	4,273	4,273
Total non-current assets		219,786	214,172

Total assets		279,095	232,543

Liabilities

Current liabilities
Payables	11	1,719	1,686
Provisions	12	392	303
Lease liabilities		191	151
Total current liabilities		2,302	2,140

Non-current liabilities
Lease liabilities		106	184
Total non-current liabilities		106	184

Total liabilities		2,408	2,324

Net assets		276,687	230,219

Equity
Issued capital	13	357,608	309,498
Reserves		(2,938)	(5,303)
Accumulated losses		(77,983)	(73,976)

Total equity		276,687	230,219

The above statement of financial position should be read in conjunction with the accompanying notes ioneer Limited
Statement of changes in equity
For the period ended 30 June 2026

	Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	$'000	$'000	$'000	$'000	$'000

Balance at 1 July 2025	302,651	(13,030)	10,583	(69,906)	230,298

Loss after income tax expense for the period	-	-	-	(4,070)	(4,070)
Foreign currency translation differences	-	207	-	-	207

Total comprehensive income for the period	-	207	-	(4,070)	(3,863)

Contributions of equity, net of transaction costs (Note 13)	2,176	-	-	-	2,176
Share issue costs from capital raise (Note 13)	(99)	-	-	-	(99)
Fair value of performance rights vested (Note 13)	4,770	-	(4,770)	-	-
Share-based payments expensed/capitalised	-	-	1,707	-	1,707

Balance at 31 December 2025	309,498	(12,823)	7,520	(73,976)	230,219

	Issued capital	Foreign currency translation reserve	Equity compensation reserve	Accumulated losses	Total equity
	$'000	$'000	$'000	$'000	$'000

Balance at 1 January 2026	309,498	(12,823)	7,520	(73,976)	230,219

Loss after income tax expense for the period	-	-	-	(4,007)	(4,007)
Foreign currency translation differences	-	786	-	-	786

Total comprehensive income for the period	-	786	-	(4,007)	(3,221)

Share issued from capital raise (Note 13)	50,400	-	-	-	50,400
Share issue costs from capital raise (Note 13)	(2,290)	-	-	-	(2,290)
Share-based payments expensed/capitalised	-	-	1,579	-	1,579

Balance at 30 June 2026	357,608	(12,037)	9,099	(77,983)	276,687

The above statement of changes in equity should be read in conjunction with the accompanying notes ioneer Limited
Statement of cash flows
For the period ended 30 June 2026

		6 months	6 months
		ended	ended
	Note	30-Jun-2026	31-Dec-2025
		$'000	$'000
Cash flows from operating activities
Payments to suppliers and employees		(3,687)	(3,069)

Net cash used in operating activities		(3,687)	(3,069)

Cash flows from investing activities
Payments for plant and equipment	8	-	(9)
Expenditure on exploration and evaluation		(4,571)	(6,629)
Interest received		496	309

Net cash used in investing activities		(4,075)	(6,329)

Cash flows from financing activities
Proceeds from issue of shares	13	50,400	2,176
Transaction costs related to issues of equity securities	13	(2,290)	(99)
Repayment of lease liabilities		(145)	(95)

Net cash from financing activities		47,965	1,982

Net increase/(decrease) in cash and cash equivalents		40,203	(7,416)
Cash and cash equivalents at the beginning of the period		17,863	25,059
Effects of exchange rate changes on cash and cash equivalents		774	220

Cash and cash equivalents at the end of the period	6	58,840	17,863

The above statement of cash flows should be read in conjunction with the accompanying notes ioneer Limited
Notes to the financial statements
30 June 2026

Note 1.	Basis of preparation and Material accounting policies

1.1	Corporate information
The interim consolidated financial statements of Ioneer Ltd (the Company or parent) and its subsidiaries (collectively, the Group) for six months ended 30 June 2026 were authorised for issue in accordance with a resolution of the Directors on 13 August 2026.

The Group is a for-profit company limited by shares and incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange under the ticker code "INR" and on Nasdaq under the ticker code "IONR". The registered office of the Company is suite 16.01, 213 Miller Street, North Sydney, NSW 2060 Australia.

The Group is principally engaged in the development of the Rhyolite Ridge lithium-boron deposit in the state of Nevada, United States of America. Further information about the nature of the Group's operations and activities is provided in the Directors' Report.

1.2	Basis of preparation
These general purpose financial statements for the interim half-year reporting period ended 30 June 2026 have been prepared in accordance with Australian Accounting Standard AASB 134 'Interim Financial Reporting' and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 'Interim Financial Reporting'.

The interim consolidated financial statements have been prepared on a historical cost basis. The interim consolidated financial statements are presented in USD, and all values are rounded to the nearest thousand (‘$000), except where otherwise indicated.

The Group has prepared the interim financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubt over this assumption. They have formed a judgement that there is reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the financial report for the transition period ended 31 December 2025 and any public announcements made by the Company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial period and corresponding interim reporting period, unless otherwise stated.

1.3	Change in fiscal year
This financial report is presented for the six-month period from 1 January 2026 to 30 June 2026 with the comparative reporting period being the six-month transition period ended 31 December 2025. On 25 September 2025, the Board of Directors approved a change in the Company’s financial year end from 30 June to 31 December to better align the accounting reporting period with its subsidiaries in the United States of America, where the bulk of the group’s business operations are located.

1.4	New or amended Accounting Standards and Interpretations
The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period.

Any new or amended Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the Group.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements for the six-months ended 31 December 2025.

ioneer Limited
Notes to the financial statements
30 June 2026
Note 2. Operating segments

2.1 Operating Segments
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses; including revenues and expenses that relate to transactions with any of the Group's other components. An operating segment's operating results are reviewed regularly by the Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. The Managing Director is considered to be the CODM and is empowered by the Board to allocate resources and assess the performance of the Group.

Segment results that are reported to the CODM include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Description of segments

The Company operates predominantly as a mineral exploration and development company. The operating segments are based on the reports reviewed by the Managing Director for assessing performance and determining the allocation of resources and strategic decision making within the Group.

North America	Represents activity in the US primarily in relation to Rhyolite Ridge and the Reno office.
Australia	Represents head office expenditure, including ASX listing costs, employee benefits, exchange gains and losses and corporate assets (predominantly cash).

	North America	North America	Australia	Australia	Total	Total
	6 months ended	6 months ended	6 months ended	6 months ended	6 months ended	6 months ended
	30-Jun-2026	31-Dec-2025	30-Jun-2026	31-Dec-2025	30-Jun-2026	31-Dec-2025
	($'000)	($'000)	($'000)	($'000)	($'000)	($'000)

Other expenses	(930)	(741)	(1,416)	(904)	(2,346)	(1,645)

Employee benefits and other expenses	(1,150)	(964)	(1,137)	(1,757)	(2,287)	(2,721)
Net financing (expense)/income	(2,200)	(1,996)	2,825	2,292	626	296

Loss before income tax	(4,280)	(3,701)	272	(369)	(4,007)	(4,070)

Segment assets
Exploration assets	214,737	209,009	-	-	214,737	209,009
Other assets	53,507	12,683	10,851	10,851	64,358	23,534
Total assets	268,244	221,692	10,851	10,851	279,095	232,543

Segment liabilities
Payables	(1,761)	(1,416)	(148)	(421)	(1,909)	(1,837)
Provisions	(169)	(105)	(224)	(198)	(393)	(303)
Total current liabilities	(1,930)	(1,521)	(372)	(619)	(2,302)	(2,140)

Payables	(20)	(107)	(86)	(77)	(106)	(184)
Total non-current liabilities	(20)	(107)	(86)	(77)	(106)	(184)

Net assets	266,294	220,064	10,393	10,155	276,687	230,219

Major customers
This Company has no major customers and nil revenues at 30 June 2026 (31 December 2025: nil).

ioneer Limited
Notes to the financial statements
30 June 2026
Note 3. Employee benefits expensed

	6 months ended 30-Jun-2026	6 months ended 31-Dec-2025
	$'000	$'000

Non-executive director fees	195	205
Executive director fees	125	125
Employee benefits expense	1,121	1,289
Share-based payments	846	1,102

Total employee benefits expensed	2,287	2,721

Note 4. Expenses

	6 months ended 30-Jun-2026	6 months ended 31-Dec-2025
	$'000	$'000
Other expenses
General and administration expenses	984	822
Consulting and professional costs	1,166	646
Depreciation and amortisation	196	177

Total other expenses	2,346	1,645

Note 5. Net finance income

	6 months ended 30-Jun-2026	6 months ended 31-Dec-2025
	$'000	$'000

Interest income from external parties	653	309
Net foreign exchange gain	1	19
Finance income	654	328

Bank charges	(21)	(24)
Lease interest	(7)	(8)
Finance costs	(28)	(32)

Net finance income	626	296

Note 6. Current assets - cash and cash equivalents

	30-Jun-2026	31-Dec-2025
	$'000	$'000

Cash at bank	11,074	10,843
Cash on deposit	47,766	7,020

	58,840	17,863

Cash and short-term deposits in the statement of financial position comprise cash at bank and on hand and short term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

ioneer Limited
Notes to the financial statements
30 June 2026

Note 7. Current assets - receivables

	30-Jun-2026	31-Dec-2025
	$'000	$'000

Other debtors	359	160
Prepayments	110	348

Total current receivables	469	508

Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment. Impairment losses, if any, are recognised in the profit and loss.

Note 8. Non-current assets - property, plant and equipment

	30-Jun-2026	31-Dec-2025
	$'000	$'000

Leasehold improvements - at cost	88	88
Less: Accumulated depreciation	(23)	(3)
	65	85

Plant and equipment - at cost	626	626
Less: Accumulated depreciation	(437)	(376)
	189	250

	254	335

Reconciliations
Reconciliations of the written down values at the beginning and end of the current period-end and previous financial year are set out below:

	Leasehold improvements	Plant and equipment	Total
	$'000	$'000	$'000

Balance at 1 July 2025	-	289	289
Additions	-	20	20
Transfers in/(out)	88	-	88
Depreciation expense	(3)	(59)	(62)

Balance at 31 December 2025	85	250	335
Depreciation expense	(20)	(61)	(81)

Balance at 30 June 2026	65	189	254

Plant and equipment assets are stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the useful life of the asset being between 1-4 years.

An item of plant and equipment is derecognised upon disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the statement of profit and loss in the period the item is derecognised.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end adjusted prospectively, if appropriate. At each reporting date, the Group assesses whether there is any indication that an asset may be impaired. Where an indicator of impairment exists, the Group makes a formal estimate of the recoverable amount. Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Recoverable amount is the greater of fair value less costs to sell and value in use.

ioneer Limited
Notes to the financial statements
30 June 2026
Note 9. Non-current assets - exploration and evaluation

Exploration and evaluation expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure but does not include general overheads or administrative expenditure not having a specific connection with a particular area of interest.

Exploration and evaluation costs in relation to separate areas of interest for which rights of tenure are current are brought to account in the year in which they are incurred and carried forward provided that:

●	such costs are expected to be recouped through successful development and exploitation of the area, or alternatively through its sale; or
●	exploration and/or evaluation activities in the area have not yet reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves.

The types of costs recognised as exploration and evaluation assets include costs to acquire the legal rights to explore in the specific area and costs incurred in respect of the search for mineral resources, determination of technical feasibility and the assessment of commercial viability of an identified resource, in accordance with AASB 6.

A Final Investment Decision (FID) to develop the Project is expected to be made after considering the following key factors: required permits are in place, engineering has reached construction ready status, adequate offtake agreements have been signed to underwrite any debt requirements, and the Project is funded through a mix of equity and debt. In order for FID and to attract funding, the Project will need to demonstrate technical feasibility and commercial viability.

Once FID has been taken, all past and future exploration and evaluation assets in respect of the area of interest are tested for impairment and transferred to the costs of development. To date, no development decision has been made.

The Directors assess at each reporting date whether there is an indication that an asset has been impaired and for exploration and evaluation costs carried forward whether the above carry forward criteria are met. No indicators of impairment were identified when annual testing was performed as at 31 December 2025.

When the above criteria do not apply or when the Directors assess that the carrying value may exceed the recoverable amount, the accumulated costs in respect of areas of interest are written off in the Statement of profit and loss and other comprehensive income.

	30-Jun-2026	31-Dec-2025
	$'000	$'000

Exploration assets	214,737	209,009

Reconciliations
Reconciliations of the written down values at the beginning and end of the current and previous financial period are set out below:

Exploration assets
$'000

Balance at 1 July 2025	203,110
Additions - Rhyolite Rydge	5,850
Exploration expenditure - noncore	49

Balance at 31 December 2025	209,009
Additions - Rhyolite Rydge	5,728

Balance at 30 June 2026	214,737

ioneer Limited
Notes to the financial statements
30 June 2026
The above amounts represent costs of areas of interest carried forward as an asset in accordance with the accounting policy described above. The ultimate recoupment of exploration and evaluation expenditure in respect of an area of interest carried forward is dependent upon the discovery of commercially viable reserves and the successful development and exploitation of the respective areas or alternatively sale of the underlying areas of interest for at least their carrying value. Amortisation, in respect of the relevant area of interest, is not charged until a mining operation has commenced.

Exploration and evaluation costs carried forward relate primarily to the Rhyolite Ridge Lithium-Boron Project in Nevada, USA. Exploration and evaluation expenditure on all other tenements owned by the Company have been fully impaired where applicable.

Note 10. Non-current assets - other

	30-Jun-2026	31-Dec-2025
	$'000	$'000

Unamortised loan fees	4,273	4,273

The Company paid fees to establish a loan with the US Department of Energy (DOE). The fees will be amortised over the life of the loan. Amortisation begins after the first draw on said loan. The total loan amount is US$996 million (US$968 million in principal and US$28 million in capitalised interest during construction). The loan term is 20 years, and the interest rate is fixed from the date of each advance for the term of the loan at the applicable long-dated U.S. Treasury rate.

Note 11. Current liabilities - payables

	30-Jun-2026	31-Dec-2025
	$'000	$'000

Trade payables	1,667	962
Accrued expenses	52	724

	1,719	1,686

All financial liabilities are recognised initially at fair value net of directly attributable transaction costs.

After initial measurement, financial liabilities are subsequently measured at amortised cost. Current payables, other than lease liabilities, due to their short-term nature, are measured at amortised cost and are not discounted.

The current payables, other than lease liabilities, are unsecured and are non-interest bearing generally on 30-60 day terms. The carrying amounts approximate fair value.

Note 12. Current liabilities - provisions

	30-Jun-2026	31-Dec-2025
	$'000	$'000

Provisions for employee benefits	392	303

Provisions are made for the Group's liability for employee benefits arising from services rendered by employees to the end of the reporting period. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled. Employees' benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits. In determining the liability, consideration is given to employee wage increases and the probability that the employee may satisfy vesting requirements. Those cash flows are discounted using market yields on high quality corporate bonds with terms to maturity that match the expected timing of cash flows.

ioneer Limited
Notes to the financial statements
30 June 2026
Note 13. Equity - issued capital

	30-Jun-2026	31-Dec-2025	30-Jun-2026	31-Dec-2025
	Shares	Shares	$'000	$'000

Ordinary shares - fully paid	3,074,633,957	2,674,633,957	357,608	309,498

Movements in ordinary share capital

Details	Shares	$'000

Balance as at 1 July 2025	2,608,172,516	302,651
Share issue from capital raise	33,550,000	2,176
Share issue costs from capital raise	-	(99)
Performance rights vested [1]	32,911,441	4,770

Balance at year ended 31 December 2025	2,674,633,957	309,498
Share issue from capital raise	400,000,000	50,400
Share issue costs from capital raise	-	(2,290)

Balance as at 30 June 2026	3,074,633,957	357,608

(1)	Ordinary shares issued to employees upon vesting of performance rights

Ordinary shares are classified as equity. There are no restrictions on voting rights. On a show of hands every member present or by proxy shall have one vote and upon a poll each share shall have one vote. Where a member holds shares, which are not fully paid, the number of votes to which that member is entitled on a poll in respect of those part paid shares shall be fraction of one vote which the amount paid up bears to the total issued price thereof. They have the right to receive dividends as declared and, in the event of winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.

Incremental costs directly attributable to the issue of new shares, options or rights are shown in equity as a deduction from the proceeds.

Management controls the capital of the Group in order to maintain a sustainable debt to equity ratio, generate long-term shareholder value and that the Group can fund its operations and continue as a going concern.

The Group is not subject to any externally imposed capital requirements.

During the six months ended 30 June 2026, the Company issued 400,000,000 shares as a consequence of a capital raise, nil shares as a consequence of Performance Rights vesting under the Equity Incentive Plan, and nil shares as a result of options exercised.

During the six months ended 31 December 2025, the Company issued 33,550,000 shares as a consequence of a capital raise, 32,911,441 shares as a consequence of Performance Rights vesting under the Equity Incentive Plan, and nil shares as a result of options exercised.

Share schemes
The Company has one share scheme in operation, being the Equity Incentive Plan.

Under these plans, ordinary shares have been granted to senior executives, directors and employees and a number of consultants. The Equity Incentive Plan is capable of issuing both options and performance rights.

Note 14. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial period.

ioneer Limited
Notes to the financial statements
30 June 2026
Note 15. Financial risk management

Framework

The Group is involved in activities that expose it to a variety of financial risks, including:

(a)	Credit risk
(b)	Liquidity risk
(c)	Capital management risk
(d)	Market risk related to commodity pricing, interest rates and currency fluctuations.

The Board of Directors has overall responsibility for the establishment and oversight of the financial risk management framework of the group. Management is responsible for monitoring the financial risks.

The objective of the financial risk management strategy is to minimise the impact of volatility in financial markets on the financial performance, cash flows and shareholder returns. This requires the identification and analysis of relevant financial risks and possible impact on the achievement of the Group’s objectives.

The Group does not undertake any hedging activities.

Fair value measurement

The Group measures and recognises in the statement of financial position on a recurring basis certain assets and liabilities at fair value in accordance with AASB 13 Fair value measurement. The fair value must be estimated for recognition and measurement or for disclosure purposes in accordance with the following hierarchy:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:	Inputs for the assets or liabilities which are not based on observable market data (unobservable inputs).

The carrying values of financial assets and liabilities of the Group approximate their value. During the 6 months ended 30 June 2026, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements. (six months ended 31 December 2025: Nil)

The fair value of performance based performance rights is determined by using the Monte Carlo model.

ioneer Limited
Notes to the financial statements
30 June 2026
Note 16. Contingent assets and liabilities

Settlement of Rhyolite Ridge

The Company has entered an option agreement to purchase Rhyolite Ridge from Boundary Peak Minerals LLC on 3 June 2016. The Company has made 4 progress payments to Boundary Peak under the agreement. A final payment will fall due following Board making a ‘decision to mine’ the Rhyolite Ridge property. Once this decision is made, the Company is required under the terms of the contract to either:

●	Pay Boundary Peak LLC US $3 million, or
●	Issue shares (or a mix of both shares and cash) to Boundary Peak LLC, to the equivalent of US$3 million at a fixed exchange rate of USD$0.75 =AUD$1.00.

As at the date of this report, the decision to mine has not yet been made by the Company.

There are no other known contingent liabilities as at 30 June 2026.

Note 17. Events after the reporting period

No matter or circumstance has arisen since 30 June 2026 that has significantly affected, or may significantly affect the company’s operations, the results of those operations, or the company’s state of affairs in future financial years.

ioneer Limited
Directors' declaration
30 June 2026
In the directors' opinion:

●	the attached financial statements and notes comply with the Corporations Act 2001, the Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

●	the attached financial statements and notes give a true and fair view of the company's financial position as at 30 June 2026 and of its performance for the financial period ended on that date; and

●	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The directors have been given the declarations required by section 295A of the Corporations Act 2001.

Signed in accordance with a resolution of directors made pursuant to section 295(5)(a) of the Corporations Act 2001.

On behalf of the directors

/s/ James D Calaway
James D Calaway
Executive Chairman

13 August 2026

ioneer Limited
Independent auditor's report to the members of ioneer Limited
[intentionally omitted]